Exhibit 99.2

Management’s Discussion and Analysis

Third quarter ended September 30, 2018
(Expressed in United States dollars, except per share amounts and where otherwise noted)

November 7, 2018

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and related notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its Annual Information Form for the year ended December 31, 2017 dated March 8, 2018 ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s AIF and in its technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler").

Q3 2018 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

On November 1, 2018, Turquoise Hill Resources Ltd. ("Turquoise Hill") provided the following update on underground development on the Oyu Tolgoi mining licence. The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see "Overview of Business below").

•	During Q3 2018, underground lateral development progressed 3.0 equivalent kilometres for a cumulative total of 15.7 equivalent kilometres since project restart. Until the completion of Shaft 2, Oyu Tolgoi is expected to experience similar, but not increased, development rates as seen in Q3 2018.

•	At the end 2018, underground development is expected to have completed approximately 11 kilometres of equivalent development through a mixture of mass excavation and lateral development.

•	During Q3 2018, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft’s jaw crusher was completed. Also, development of the convey-to-surface decline continued to progress with the permanent ventilation facility being commissioned and becoming operational.

•	Rio Tinto International Holdings Ltd. ("Rio Tinto"), in its role as manager of Oyu Tolgoi, has undertaken its second annual schedule and cost re-forecast for the project and, based on preliminary results, has notified Turquoise Hill of a delay to achievement of sustainable first production which is now expected to occur by the end of Q3 2021 instead of Q1 2021. This is a result of certain delays including, but not limited to, the completion of Shaft 2, which includes over four months of schedule contingency, and challenging ground conditions. At this time, Entrée has no information to suggest that this will impact timing of future development or production schedules on the Entrée JV property.

•	First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.

•	Per the Oyu Tolgoi Investment Agreement, OTLLC has been exploring two domestic power options – a power plant built and operated by OTLLC at the mine site or an independent power producer located at the Tavan Tolgoi coal field. A final decision on the outcome, cost and financing of a domestic power supply has not been concluded.

Corporate

•	Q3 2018 net loss was $0.4 million which was an increase compared to Q3 2017 ($0.1 million) due mainly to foreign exchange. For the 2018 year to date, net loss was $1.2 million which is a reduction of 43% compared to the same period of 2017 ($2.1 million). The reduction in the year to date net loss was due to the sale of the Company’s 0.5% net smelter returns royalty on the Cañariaco project in Peru in Q2 2018 and lower administration costs in the current periods.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	Q3 2018 operating cash outflow after working capital was $0.2 million as compared to $0.6 million in Q3 2017 and for the 2018 year to date, operating cash outflow after working capital was $1.0 million compared to $2.4 million in the same period of 2017. The reduction in operating cash outflow after working capital was due to lower net losses in the current periods.

•	The cash balance as at September 30, 2018 was $6.0 million.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property") – a carried 20% or 30% interest (depending on the depth of mineralization) in two of the Oyu Tolgoi project deposits, surrounded by a large underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining 80%/70% interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence which mostly surround the Oyu Tolgoi mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the joint venture between Entrée and OTLLC (the "Entrée/Oyu Tolgoi JV") state that Entrée has a right to receive 20% of all mineralization extracted from deeper than 560 metres below surface and 30% of all mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as "HNE") and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is currently in development by project operator Rio Tinto, with first development production from the Entrée/Oyu Tolgoi JV Property expected in 2021. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The first two phases of the Oyu Tolgoi project are fully financed, with the Oyut open pit mine on the Oyu Tolgoi mining licence (Phase 1) currently in production and construction of Lift 1 of the Hugo North/Hugo North Extension underground block cave (Phase 2) currently in progress.

The Company also has the following assets:

•	Blue Rose JV – a 56.53% interest in the Blue Rose joint venture ("Blue Rose JV") on minerals other than iron ore on Exploration Licence 6006 ("EL 6006") in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.
•	478,951 Anglo Pacific common shares and the right to the Cañariaco Copper Project Royalty Pass-Through Payments (see "Investments" section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at September 30, 2018 and the date of this MD&A, Rio Tinto beneficially owned 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.4% of the outstanding shares of the Company. As of September 30, 2018, Sandstorm Gold Ltd. ("Sandstorm") owned 25,090,380 common shares, or 14.4% of the outstanding shares of the Company. As at the date of this MD&A, Sandstorm owns 27,514,880 common shares, or 15.8% of the outstanding shares of the Company.

Trading of the Company’s common shares commenced on the NYSE American effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OUTLOOK AND STRATEGY

Entrée/Oyu Tolgoi JV Property

With the completion and filing of its updated technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Amec Foster Wheeler (the "2018 Technical Report") in Q1 2018, the Company is now focused on:

•	Assessing opportunities to crystallize value ahead of production from the Entrée/Oyu Tolgoi JV Property.

•	Streamlining Entrée’s joint venture interest.

•	Educating the market about the opportunities associated with Entrée’s interest in the Entrée/Oyu Tolgoi JV Property.

•	Working with Entrée’s joint venture partner to advance any exploration opportunities on the Entrée/Oyu Tolgoi JV Property that may exist, including several near surface targets that have been identified.

Corporate

The Company remains focused on maximizing investor awareness of the results of the 2018 Technical Report and what this report means to the Company and all stakeholders, both current and potential.

Corporate costs, which include Mongolian site management and compliance costs, remained estimated to be between $1.2 million and $1.5 million for the full 2018 year.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

In Q1 2018, the Company announced the results of the 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine ("LOM") Preliminary Economic Assessment (the "2018 PEA"). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of Hugo North Extension Lift 2 and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LOM highlights of the production and financial results from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	—
Indicated Resource Feed		—	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		—	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378
Entrée Attributable Financial Results
LOM Cash Flow, before-tax	$M	382	2,078
LOM Cash Flow, after-tax	$M	286	1,522
NPV5%, after-tax	$M	157	512
NPV8%, after-tax	$M	111	278
NPV10%, after-tax	$M	89	192

Notes:

1.	The 2018 Reserve Case and the 2018 PEA are alternative cases and the Entrée attributable financial results are not additive.
2.	Long term metal prices used in the net present value ("NPV") economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
3.	Mineral reserves and mineral resources are reported on a 100% basis.
4.	Entrée has a 20% interest in the above processed material and recovered metal.
5.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
6.	Copper equivalent ("CuEq") is calculated as shown in the footnotes to the Mineral Resources Table below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the Company is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study ("OTFS16"), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA.

Below are some of the key financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted, where it is for Entrée’s 20% attributable interest. Both cases assume long term metal prices of $3.00/lb copper, $1,300.00/oz gold and $19.00/oz silver.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Key items per the 2018 Reserve Case outputs are as follows:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 starts in 2021 with initial block cave production starting in 2026.

•	14-year mine life (5-years development production and 9-years block cave production).

•	Maximum production rate of approximately 24,000 tonnes per day ("tpd"), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

•	Total direct development and sustaining capital expenditures of approximately $262 million ($52 million attributable to Entrée).

•	Entrée LOM average cash cost $1.25/lb payable copper.

•	Entrée LOM average cash costs after credits ("C1") $0.56/lb payable copper.

•	Entrée LOM average all-in sustaining costs after credits ("AISC") $1.03/lb payable copper.

Key items per the 2018 PEA outputs are as follows:

		2018 PEA (1)(2)
Entrée/Oyu Tolgoi JV Property	Units	HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
LOM Cash Flow	$ M
• Before-tax		$2,133	$2,078
• After-tax		$1,595	$1,522
NPV	$ M
• 5%		$506	$512
• 8%		$277	$278
Mine Life (3)	Years	33	77	*
Metal Recovered (4)
• Copper	Mlb	5,579	10,497
• Gold	Koz	2,637	9,367
• Silver	Koz	20,442	45,378

Notes:

1.	Long term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
2.	The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.
4.	Entrée has a 20% attributable interest in the recovered metal.

•	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

•	Development schedule assumes for Entrée/Oyu Tolgoi JV Property:

-	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

-	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

-	2065 Heruga development production and in 2069 initial block cave production

•	Total direct development and sustaining capital expenditures of approximately $8,637 million ($1,727 million attributable to Entrée).

•	Entrée LOM average cash cost $1.97/lb payable copper.

•	Entrée LOM average C1 cash costs $0.68/lb payable copper.

•	Entrée LOM average AISC after credits $1.83/lb payable copper.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development. Although molybdenum is present in the Heruga deposit, the 2018 PEA does not include the construction of a molybdenum circuit for its recovery, but it could be added in the future if economic conditions for molybdenum improve. As noted in the Turquoise Hill press release dated October 21, 2016, there are also potential opportunities for increasing the underground mining rate (and mill throughput), which would require further development and sustaining capital and different operating costs, however it would likely result in Lift 2 and Heruga mineralization being mined earlier in the overall Oyu Tolgoi mine plan and potentially improved economics for Entrée.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The "Entrée/Oyu Tolgoi JV Project" (shown on Figure 1) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see "Shivee West Property Summary" below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Castle Rock and Southwest IP.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres ("km") south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

-	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Starting in approximately 2021, the development will cross north onto the Entrée/Oyu Tolgoi JV Property. Hugo North Extension Lift 1 Probable reserves include 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA.

-	Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Figure 1 shows the location of a north-northeast oriented, west-looking cross section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The cross section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 8, 2018 and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi joint venture agreement ("Entrée/Oyu Tolgoi JVA"), Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).  Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The capital and operating costs in the 2018 Reserve Case are based on estimates prepared for OTFS16. The capital and operating costs in the 2018 PEA are based on data provided by OTLLC.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The cash flows in the 2018 Reserve Case and 2018 PEA are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all the benefits of the Oyu Tolgoi Investment Agreement, including with respect to taxes and royalties. If Entrée is not entitled to all the benefits of the Oyu Tolgoi Investment Agreement, it could have an adverse effect on Entrée’s future cash flow and financial condition. For example, Entrée could be subject to a surtax royalty, which came into effect in Mongolia on January 1, 2011. To become entitled to the benefits of the Oyu Tolgoi Investment Agreement, Entrée may be required to negotiate and enter into a mutually acceptable agreement with the Government of Mongolia or other Oyu Tolgoi stakeholders, with respect to Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The Entrée/Oyu Tolgoi JV Property mineral resource estimate for the Hugo North Extension deposit has an effective date of January 15, 2018. The mineral resource model and the mineral resource estimate have not changed since March 28, 2014, the effective date of the previous mineral resource estimate reported by Entrée.

The Entrée/Oyu Tolgoi JV mineral resource estimate for the Heruga deposit has an effective date of January 15, 2018. The mineral resource model and the mineral resource estimate have not changed since March 30, 2010, the effective date of the previous mineral resource estimate reported by Entrée.

The mineral resource estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property– Mineral Resources

							Contained Metal
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Indicated	122	1.68	0.57	4.21	—	2.03	4,515	2,200	16,500	—
Inferred	174	1.00	0.35	2.73	—	1.21	3,828	2,000	15,200	—
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018. Mr Peter Oshust, P. Geo, an Amec Foster Wheeler employee, is the Qualified Person responsible for the mineral resource estimate.
2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for general and administrative ("G&A"). This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.
4.	Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.
5.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.
6.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t net smelter returns ("NSR"). Future mine planning studies may examine lower shut-offs.

The mineral reserve estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve

Hugo North Extension Lift 1

	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
Classification	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018. Mr Ian Loomis, P. E., an Amec Foster Wheeler employee, is the Qualified Person responsible for the mineral reserve estimate.
2.	For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.
3.	A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.
4.	The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.
5.	Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
6.	Figures have been rounded as required by reporting guidelines, and may result in apparent summation differences.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2017 on the Entrée/Oyu Tolgoi JV Property outlined several near-surface porphyry prospects, the most significant being at Castle Rock and Southeast IP (refer to Figure 1). At the Castle Rock Prospect, a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covers an area of about 1.5 km by 2.0 km and occurs coincident with an area of outcropping quartz-sericite-illite altered dacite intrusive covering about 400 m by 400 m, as well as a strong north trending, near-surface induced polarization ("IP") anomaly. At the Southeast IP prospect several clusters of 60 to 511 parts per million ("ppm") copper soil anomalies together covering about 3 km by 3 km have been outlined, adjacent to a strong IP anomaly. Further exploration, including drilling was budgeted for both these prospects in 2018, as well as at the Mag West and Airstrip targets. The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration. Entrée has yet to receive any results from the 2018 exploration program.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 8, 2018, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (Figure 1).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Underground Development Progress

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of the manager OTLLC. As reported by Turquoise Hill on November 1, 2018:

During Q3 2018, OTLLC continued to maintain strong crew productivity and underground development with three equivalent kilometres of development completed. Until the completion of Shaft 2, OTLLC is expected to experience similar, but not increased, development rates as seen in Q3 2018. At the end 2018, underground development is expected to have completed approximately 11 kilometres of equivalent development through a mixture of mass excavation and lateral development. Turquoise Hill has revised its expected advancement of underground development for 2018 to approximately 9.0 kilometres of lateral development from approximately 10 kilometres resulting from a corresponding increase in mass excavation.

Shaft 2 completed sinking in January 2018 and was followed by the completion of stripping in Q3 2018 and the start of the fit-out process in the same quarter. During Q3 2018, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft’s jaw crusher was completed. Shaft 2 capabilities, along with increased development, are critical path items to the start of production ramp-up. The following table outlines the status of shafts for underground development as of September 30, 2018:

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Q1 2018	Q1 2018	Expected 2021	Expected 2021
Remaining	Complete	Complete	Complete	Not started	Not started

During Q3 2018, development of the convey-to-surface decline also continued to progress with the permanent ventilation facility being commissioned and becoming operational. The convey-to-surface system enables production ramp up beyond the Shaft 2, 30,000 tonnes per day capacity to the full 95,000 tonnes per day underground production from the mine.

OTLLC spent $304.8 million on underground expansion during Q3 2018. Total underground project spend from January 1, 2016 to September 30, 2018 was approximately $1.9 billion. In addition, OTLLC had further capital commitments of $1.2 billion as of September 30, 2018. At the end of Q3 2018, the underground project had committed almost 81% of direct project contracts and procurement packages, of which 75% were to Mongolian companies. Since the restart of project development, OTLLC has committed over $2.1 billion to Mongolian vendors and contractors.

Rio Tinto, in its role as manager of OTLLC, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, construction completion schedule remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report. Additionally, several key facilities have been completed, including Shaft 5, various underground infrastructure and a new camp to house 5,500 workers.

Despite significant progress in the development of the project, Rio Tinto has notified Turquoise Hill, based on preliminary results, of a delay to achievement of sustainable first production which is now expected to occur by the end of Q3 2021 instead of Q1 2021. This is a result of certain delays including, but not limited to, the completion of Shaft 2, which includes over four months of schedule contingency, and challenging ground conditions. First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy. At this time, Entrée has no information to suggest that this will impact timing of future development or production schedules on the Entrée JV property.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Shaft 2 production capability is a key enabler of increased underground development as well as further construction of critical underground infrastructure, such as Primary Crusher One and the material handling systems, that support the start of production ramp-up. While the full effect of some critical path impacts, including the Shaft 2 delay, has been partly mitigated, the net effect in sustainable first production has been forecast by Rio Tinto to be delayed by up to nine months, and is now anticipated to occur in late Q3 2021.

Rio Tinto and Turquoise Hill will also commence a definitive estimate review in Q4 2018. The definitive estimate review is projected to conclude in early Q3 2019 and will provide the next cost and schedule review of the project.

Per the Oyu Tolgoi Investment Agreement, OTLLC has been exploring two domestic power options – a power plant built and operated by OTLLC at the mine site or an independent power producer located at the Tavan Tolgoi coal field. A final decision on the outcome, cost and financing of a domestic power supply has not been concluded.

Q3 2018 Review

For the three and nine months ended September 30, 2018, Entrée expenses related to Mongolian operations were less than $0.1 million for the quarter and $0.1 million for the year to date, respectively, compared to $0.1 million and $0.2 million for the same periods of 2017. In both 2018 and 2017, these costs represented in-country administration costs.

BLUE ROSE JV – AUSTRALIA

Summary

Exploration licence (“EL”) 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill. Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Limited, retaining a 43.47% interest.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited ("FML"), a subsidiary of Lodestone Equities Limited ("Lodestone") pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the "Deed") with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

EL 6006 is included in the Mawson Iron Project area, a venture that includes the assets of both Magnetite Mines Limited ("MGT") and Lodestone. The Braemar Iron Formation is the host rock to magnetite mineralisation on the Mawson Iron Project, with a strike length of approximately 250 km within the area controlled by both MGT and Lodestone. In addition to having numerous prospective magnetite-iron ore targets, the project is surrounded by an infrastructure rich area with access to nearby existing open user rail, port, power, gas, heavy engineering and dormitory towns.

The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

Q3 2018 Review

Expenditures in Q3 2018 were minimal and related to administrative costs in Australia.

INVESTMENTS

The Company owns 478,951 common shares of Anglo Pacific Group PLC ("Anglo Pacific"), a public company listed on the London Stock Exchange ("LSE") and the TSX.

The common shares have been designated as held-for-trading financial assets and any revaluation gains and losses in fair value are included in the Statement of Comprehensive Loss. The fair value of the common shares is determined based on the closing price on the LSE at each period end.

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) ("Candente") a 0.5% NSR royalty (the "Cañariaco Project Royalty") on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty ("Royalty Pass-Through Payments") as follows:

•	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

•	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

•	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with US GAAP, the Company has attributed a value of $nil to the Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

The Company recognized a gain on the sale of the Cañariaco Project Royalty of $0.4 million as of June 8, 2018 as outlined below.

Consideration received	$1,000
Mineral property interest cost - Cañariaco Project Royalty	(514)
Transaction costs	(125)
Gain on sale	$361

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The fair value of the common shares received was determined based on the volume weighted average price for the thirty (30) trading days immediately preceding June 5, 2018 at GBP1.57 ($2.09) per common share.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three and nine months ended September 30 were:

	Three months ended September 30			Nine months ended September 30
	2018	2017	2016	2018	2017	2016
Expenses
Exploration	$41	$95	$50	$137	$273	$419
General and administration	311	258	525	996	1,632	1,553
Restructuring costs	-	14	-	-	210	-
Depreciation	6	7	3	17	14	11
Other	-	-	-	(13)	(52)	-
Operating loss	358	374	578	1,137	2,077	1,983
Unrealized loss on held-for-trading investments	3	-	-	72	-	-
Foreign exchange loss (gain)	(72)	(349)	(39)	142	(406)	397
Interest expense, net	47	49	45	146	122	129
Loss from equity investee	35	55	62	109	157	169
Gain on sale of asset	-	-	-	(361)	-	-
Operating loss before income taxes	371	129	646	1,245	1,950	2,678
Income tax recovery	-	-	-	-	(72)	-
Net loss from continuing operations	371	129	646	1,245	1,878	2,678
Net loss from discontinued operations	-	-	363	-	176	1,017
Net loss	371	129	1,009	1,245	2,054	3,695
Foreign currency translation adjustment	417	893	172	(796)	2,505	(1,176)
Net loss and comprehensive loss	$788	$1,022	$1,181	$449	$4,559	$2,519
Net loss per common share
Basic and fully diluted
Continuing operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Total assets	$7,529	$8,807	$54,515	$7,529	$8,807	$54,515
Total non-current liabilities	$32,164	$32,428	$34,339	$32,164	$32,428	$34,339

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

For the three and nine months ended September 30, 2018, the Company’s net loss from continuing operations was $0.4 million and $1.6 million, respectively, compared to $0.1 million and $1.9 million for the comparative periods of 2017.

Exploration costs were lower in Q3 2018 compared to the comparative period of 2017 due to cost reduction efforts in Mongolia.

General and administration expenditures in Q3 2018 were comparable to the same period in 2017.

Unrealized loss on held-for-trading investments ("HFT investments") was related to investment in Anglo Pacific common shares. As Entrée acquired the investment in 2018, there was no amount in comparative periods.

Foreign exchange loss (gain) was primarily the result of movements between the C$ and US$ as the Company holds its cash and cash equivalents in both currencies.

Interest expense (net) was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property. Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project. As a result, the loss from equity investee was lower in 2018 year to date compared to the same period in 2017 due to the change in this accounting policy. The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Net loss from discontinued operations was due to the plan of arrangement that was completed during Q2 2017 and the amount was related to exploration costs of the US-based assets that were spun-out to Mason Resources Corp. ("Mason Resources") (see "Plan of arrangement and discontinued operations" below).

The total assets as at September 30, 2018 were lower than at September 30, 2017 due to a reduction in cash and cash equivalents for operating expenditures. The total assets as at September 30, 2017 were substantially lower than at September 30, 2016 due to the completion of the plan of arrangement and the resulting spin-out of the US-based assets into Mason Resources in Q2 2017. The non-current liabilities as at September 30, 2018 were comparable to the balances at September 30, 2017 and at September 30, 2016.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Quarterly Financial Data – 2 year historic trend

	Q3 18	Q2 18	Q1 18	Q4 17	Q3 17	Q2 17	Q1 17	Q4 16
Exploration	$41	$26	$70	$95	$74	$94	$69	$70
General and administrative	311	232	441	911	293	628	905	937
Depreciation	6	6	6	6	7	4	3	4
Operating loss	358	264	517	1,012	374	726	977	1,011
Unrealized loss on HFT investments	3	69	-	-	-	-	-	-
Foreign exchange (gain) loss	(72)	88	135	26	(349)	(100)	43	(54)
Interest expense, net	47	49	51	49	49	38	35	48
Loss from equity investee	35	62	13	57	55	55	48	68
Income tax recovery	-	-	-	-	-	(72)	-	(553)
Gain on sale of asset	-	(370)	-	-	-	-	-	-
Net loss from continuing operations	$371	$162	$716	$1,144	$129	$647	$1,103	$520
Net loss from discontinued operations	-	-	-	-	-	23	153	$448
Net loss	$371	$162	$716	$1,144	$129	$670	$1,256	$968
Basic/diluted loss per share – continuing operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Basic/diluted loss per share – discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Exploration costs have been trending lower since Q4 2016 after the Company placed all non-material properties on care and maintenance and implemented cost reduction efforts.

General and administrative costs have been trending lower since Q4 2016 due to the completion of strategic reorganization initiatives. In Q4 2017, general and administrative costs include stock-based compensation of $0.4 million and expenditures relating to the 2018 Technical Report for the Entrée/Oyu Tolgoi JV Property of $0.2 million.

Interest expense was primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on cash holdings. Interest expense remains consistent quarter on quarter.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and had been consistent since Q4 2016. Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project and, as a result, the loss from equity investee is lower in Q3 2018 and Q1 2018 compared to prior periods. In Q2 2018, the loss from equity investee included adjustments to the capitalized direct expenditures.

Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to a newly incorporated company, Mason Resources, in exchange for 77,804,786 common shares of Mason Resources ("Mason Common Shares"). Mason Resources commenced trading on the TSX on May 12, 2017 under the symbol "MNR" and on the OTCQB Venture Market on November 9, 2017 under the symbol "MSSNF".

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As part of the Arrangement, Entrée then distributed 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The assets and liabilities that were transferred to Mason Resources were classified as discontinued operations and classified on the balance sheet as assets / liabilities held for spin-off ("Spin-off"). The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement: Mason U.S. Holdings Inc. (formerly Entrée U.S. Holdings Inc.); Mason Resources (US) Inc. (formerly Entrée Gold (US) Inc.); and M.I.M. (U.S.A.) Inc. (collectively the "US Subsidiaries"). The Spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of stockholders’ (deficiency) equity of $44.2 million.

The closing of the Arrangement resulted in the following Spin-off assets and liabilities being distributed to Mason Resources on May 9, 2017:

	May 9, 2017	December 31, 2016
Current assets
Cash	$8,843	$129
Receivables and prepaids	137	219
	8,980	348
Long-term assets
Property, plant and equipment	25	25
Mineral property interest	37,699	38,379
Reclamation deposits and other	481	481
	38,205	38,885
Current liabilities
Accounts payable and accrued liabilities	(34)	(230)
Long-term liabilities
Deferred income taxes	(2,937)	(3,015)
Net assets	$44,214	$35,988

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended September 30			Nine months ended September 30
	2018	2017	2016	2018	2017	2016
Cash used in operating activities
- Before changes in non-cash working capital items	$(295)	$(467)	$(902)	$(1,050)	$(2,528)	$(1,875)
- After changes in non-cash working capital items	(242)	(596)	(1,117)	(984)	(2,424)	(9,460)
Cash flows from financing activities	3	159	17	133	5,237	53
Cash flows (used in) from investing activities	(12)	-	-	(118)	(8,937)	34
Net cash outflows	(251)	(437)	(1,100)	(969)	(6,124)	(9,373)
Effect of exchange rate changes on cash	49	322	3	(75)	513	187
Cash and cash equivalents balance	$6,024	$7,651	$13,600	$6,024	$7,651	$13,600

Cash outflows after changes in non-cash working capital items in Q3 2018 were 59% lower than the comparative period of 2017 due mainly to one-time restructuring costs in 2017.

There were minimal financing activities in Q3 2018 and in the comparative period of 2017.

Cash flows relating to investing activities were minimal in Q3 2018.

Effective January 1, 2018, the Company is now a development stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at September 30, 2018 was approximately $7.1 million with a cash balance of approximately $6.0 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period and up to the time when the Company expects the Entrée/Oyu Tolgoi JV Property to commence production. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

As at September 30, 2018, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease commitments	$471	$111	$351	$9	$-

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

STOCKHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At September 30, 2018, the Company had 174,478,962 shares issued and outstanding and at the date of this MD&A the Company had 174,568,763 shares issued and outstanding.

On May 9, 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property (the "US Projects") into Mason Resources through the Arrangement. As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. As a result of the completed Arrangement, stockholders’ deficiency was reduced by $44.2 million in 2017.

In January 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of the Company at a price of C$0.65 per share for a period of 5 years. No commissions or finders' fees were payable in connection with the private placement.

As part of the Arrangement, warrantholders of the Company received Mason Resources common share purchase warrants ("Mason Warrants") which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one replacement common share purchase warrant of the Company (a "Replacement Warrant") and 0.45 of a Mason Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Warrants each with an exercise price of C$0.23, and 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Warrants issued, based on the relative market value of Mason Resources and the Company following completion of the Arrangement.

Share Purchase Warrants

At September 30, 2018 and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board.

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As part of the Arrangement, optionholders of the Company received Mason Resources incentive stock options ("Mason Options") which were proportionate to, and reflective of the terms of, their existing incentive stock options of the Company. In exchange for each existing incentive stock option, the holder was issued one fully vested replacement option to purchase a common share of the Company (a "Replacement Option") and 0.45 of a fully vested Mason Option. On May 23, 2017, Mason Resources awarded a total of 3,708,000 Mason Options to the Company’s optionholders in accordance with its Stock Option Plan, which was approved by the Company’s shareholders at the Annual and Special Meeting of Securityholders held to approve the Arrangement. The Mason Options were awarded with exercise prices ranging from C$0.07 per share to C$0.27 per share and expiry dates ranging from September 2017 to November 2021. On May 23, 2017, the Company’s optionholders also received an aggregate 8,240,000 Replacement Options with exercise prices ranging from C$0.18 per share to C$0.61 per share and expiry dates ranging from September 2017 to November 2021. The exercise prices assigned to the Replacement Options and the Mason Options reflect the allocation of the original exercise price of the existing options between the Replacement Options and the Mason Options issued, based on the relative market value of Mason Resources and the Company following completion of the Arrangement.

As at September 30, 2018, the Company had 7,010,000 stock options outstanding, of which 6,985,000 had vested and were exercisable.

The following is a summary of stock options outstanding as at the date of this report:

Number of shares (000`s)	Vested (000`s)	Aggregate intrinsic value C$ (000’s)	Exercise price per share C$	Expiry date
325	325	94	0.26	Dec 2018
960	960	337	0.18– 0.36	Feb – Dec 2019
1,320	1,320	342	0.28 – 0.32	July – Dec 2020
2,240	2,240	429	0.33 – 0.36	Mar – Nov 2021
1,900	1,900	55	0.52 – 0.62	May – Oct 2022
100	75	-	0.63	Feb 2023
6,845	6,820	1,257

AMENDED SANDSTORM AGREEMENT

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement with Sandstorm (the "2013 Agreement"). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the "Deposit") of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the currently defined Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price ("VWAP") for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

The Amended Sandstorm Agreement does not impact Sandstorm's requirement to vote its shares as Entrée's board of directors specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend. The price was calculated using the VWAP of Entrée's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Financial Instruments

The following table provides the fair value of each classification of financial instrument:

	September 30, 2018	December 31, 2017
Financial assets
Cash and cash equivalents	$6,024	$7,068
Investments	915	-
Receivables	216	263
Reclamation deposits and other	12	12
Total financial assets	$7,167	$7,343
Financial liabilities
Accounts payable and accrued liabilities	$117	$192
Loan payable	8,270	7,841
Total financial liabilities	$8,387	$8,033

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2018, the Company had Level 1 financial instruments, consisting of cash and cash equivalents and investments, with a fair value of $6.9 million.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under United States Securities and Exchange Commission ("SEC") regulations. The Company files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators ("CSA") confirmed that domestic issuers were required to transition to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. On September 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

NON-US GAAP PERFORMANCE MEASUREMENT

"Cash costs after credits" (C1) and all-in sustaining cost (AISC) are non-US GAAP Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors. The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2017.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Entrée, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2017 and in its AIF dated March 8, 2018 in respect of such period, both of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. No change in the Company’s internal control over financial reporting occurred during the period beginning on July 1, 2018 and ended on September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of the Company to maximize returns to shareholders; potential types of mining operations; statements regarding timing and status of development of the Oyu Tolgoi underground mine; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; projected mining and process recovery rates; anticipated future production, capital and operating costs, cash flows and mine life; capital, financing and project development risk; mining dilution; closure costs and requirements; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill on the Entrée/Oyu Tolgoi JV and the continued development of the Entrée/Oyu Tolgoi JV Property. With respect to the development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for the Oyu Tolgoi underground mine (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied matters relating to proposed exploration or expansion; mining operational and development risks; by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; the size, grade and continuity of deposits not being interpreted correctly from exploration results; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; cyber security incidents; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Q3 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

TECHNICAL INFORMATION

Robert Cinits, P.Geo., Entrée’s Vice-President, Corporate Development and a Qualified Person as defined by NI 43-101, has approved the technical disclosure in this MD&A.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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